May 7, 2025

Yann Brandt
Chief Executive Officer
FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260,
Austin, Texas 78759

       Re: FTC Solar, Inc.
           Registration Statement on Form S-3
           Filed May 1, 2025
           File No. 333-286887
Dear Yann Brandt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   M. Ali Panjwani